SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934


                      ZENITH NATIONAL INSURANCE CORP.
                              (Name of Issuer)


                                COMMON STOCK
                       (Title of Class of Securities)


                                 989390 109
                               (CUSIP Number)


                               STANLEY R. ZAX
                      ZENITH NATIONAL INSURANCE CORP.
                            21255 CALIFA STREET
                      WOODLAND HILLS, CALIFORNIA 91367
                                818-713-1000
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                                JUNE 1, 2000
          (Date of Event Which Requires Filing of this Statement)


                                  COPY TO:

                            JONATHAN L. FRIEDMAN
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                        300 SOUTH GRAND, 34TH FLOOR
                       LOS ANGELES, CALIFORNIA 90071
                               (213) 687-5000



CUSIP No.   989390 109                      13D

1.      NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               STANLEY R. ZAX

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                               (a)  | |
                                                               (b)  |X|

3.      SEC USE ONLY

4.      SOURCE OF FUNDS
               00

5.      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                        |  |

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
               U.S.A.

        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
        WITH:

        7.     SOLE VOTING POWER
                      1,048,564 shares

        8.     SHARED VOTING POWER
                      200,000 shares

        9.     SOLE DISPOSITIVE POWER
                      1,048,564 shares

        10.    SHARED DISPOSITIVE POWER
                      200,000 shares

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
               1,248,564 shares

12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES
                                                                     |  |

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               7.26%

14.     TYPE OF REPORTING PERSON
               IN




               This Statement (the "Statement") constitutes the Schedule 13D (the "Schedule 13D") of STANLEY R. ZAX. Mr. Zax is herein referred to as the "Reporting Person." The item numbers and responses thereto are set forth below in accordance with the requirements of Schedule 13D.

ITEM 1.        SECURITY AND ISSUER.

               This Statement relates to shares of common stock, par value $1.00 per share (the "Common Stock"), of Zenith National Insurance Corp., a California corporation (the "Company"). The address of the Company's principal executive offices is 21255 Califa Street, Woodland Hills, California 91367.

ITEM 2.        IDENTITY AND BACKGROUND.

               (a) Stanley R. Zax

               (b) 21255 Califa Street, Woodland Hills, California 91367

               (c) Chairman of the Board and President, Zenith National Insurance Corp., 21255 Califa Street, Woodland Hills, California 91367. The principal business of Zenith National Insurance Corp. is the property-casualty insurance business.

               (d - (e) During the last five years, the Reporting Person
(i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f) U.S.A

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               As of June 1, 2000, the Reporting Person became a co-trustee of the Blank Living Trust #1, which holds 200,000 shares of Common Stock (the "Trust Shares").

               On March 15, 2000, the Reporting Person's options to purchase 200,000 shares of Common Stock (the "Option Shares") vested. The options were part of a grant by the Company to the Reporting Person of 1,000,000 options in March 1996, of which 200,000 options remain unvested and will vest in March 2001.

ITEM 4.        PURPOSE OF TRANSACTION.

               The Reporting Person became co-trustee of the Blank Living Trust #1 as of June 1, 2000, solely for the purpose of administering such trust.

               Of the 1,000,000 options granted by the Company to the Reporting Person in March 1996, 800,000 options have vested (including the options underlying the 200,000 Option Shares), and the remaining 200,000 options will vest in March 2001.

               All shares of Common Stock other than the Trust Shares are held by the Reporting Person for investment purposes.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

               (a) The Reporting Person owns 1,248,534 shares of Common Stock, representing 7.26% of the shares outstanding as of August 1, 2000. The number of shares includes 1,030 shares owned by the Reporting Person as custodian for his adult children, 200,000 shares owned by the Reporting Person as co-trustee of the Blank Living Trust #1, and 800,000 shares as to which options are currently exercisable.

               (b) The Reporting Person (i) has the sole power to vote or direct the vote and to dispose or direct the disposition of 1,048,534 shares of Common Stock, and (ii) shares the power to vote or direct the power to vote and the power to dispose or direct the disposition of the 200,000 Trust Shares.

               The Reporting Person shares the power to vote and dispose of the 200,000 Trust Shares with Harvey L. Silbert and J.P. Morgan FSB, as co-trustees. The information required by Item 2 with respect to each such person is as follows:

               Based on information provided by Mr. Silbert to the Reporting Person, Mr. Silbert is of counsel to Loeb & Loeb LLP, a law firm located at 10100 Santa Monica Boulevard, Suite 2200, Los Angeles, California 90067-4164. During the last five years, Mr. Silbert (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Silbert is a citizen of the United States.

               Based on information received by the Reporting Person from J.P. Morgan FSB, such person is located at 333 South Hope Street, 35th Floor, Los Angeles, California 90071. No other information required by Item 2 with respect to such person is known or reasonably available to the Reporting Person.

ITEM 6.        CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
               RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               Pursuant to an amendment to the declaration of trust of the Blank Living Trust #1, the Reporting Person acts as co-trustee of such trust with Harvey L. Silbert and J.P. Morgan FSB and thereby shares the power to vote and dispose of the 200,000 Trust Shares.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

               None.


                                 SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 26, 2000
                                           STANLEY R. ZAX


                                           By: /s/ Stanley R. Zax
                                               ___________________________